NEWS RELEASE

EVEREST RE GROUP, LTD.
Wessex House, 45 Reid Street, 2nd Floor, Hamilton HM DX, Bermuda

Contact:  Elizabeth B. Farrell
Vice President, Investor Relations
Everest Global Services, Inc.
908.604.3169

For Immediate Release

Everest Re Group Provides Preliminary Loss Estimates
for the Chile Earthquake and the European Windstorm Xynthia

HAMILTON, Bermuda – March 10, 2010 -- Everest Re Group, Ltd. (NYSE: RE) announced today that its preliminary loss estimate for exposures relating to the earthquake in Chile is $225 million. In addition, the Company estimates its loss for expected claims from the European Windstorm Xynthia to be approximately $25 million. Both of these loss estimates are being provided net of tax and reinstatement premiums.

The Company’s current estimates for these events are based on underwriters’ preliminary analyses and judgments, client input and discussion, event modeling and profiling of exposed limits. Current industry loss estimates for the magnitude 8.8 earthquake in Chile range between $4 billion and $10 billion while the range of industry losses for the European Windstorm Xynthia is $2 billion to $4 billion. The Company expects it will be several months before relative clarity emerges with respect to its ceding companies’ underlying losses from these two events and as new information emerges these estimates may need to be adjusted.

“We are extending our full support to our ceding company clients as they deal with the devastation caused by these events. Ours is a business of risk and we have ample capacity to absorb these losses. As such we are prepared to handle these claims in an effective and efficient manner.” said Joseph V. Taranto, Chairman and Chief Executive Officer.

This news release contains forward-looking statements within the meaning of the U.S. federal securities laws.  We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. Federal securities laws. These statements involve risks and uncertainties that could cause actual results to differ materially from those contained in forward-looking statements made on behalf of the Company.  These risks and uncertainties include the impact of general economic conditions and conditions affecting the insurance and reinsurance industry, the adequacy of our reserves, our ability to assess underwriting risk, trends in rates for property and casualty insurance and reinsurance, competition, investment market fluctuations, trends in insured and paid losses, catastrophes, regulatory and legal uncertainties and other factors described in our latest Annual Report on Form 10-K.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Everest Re Group, Ltd. is a Bermuda holding company that operates through the following subsidiaries: Everest Reinsurance Company provides reinsurance to property and casualty insurers in both the U.S. and international markets. Everest Reinsurance (Bermuda), Ltd., including through its branch in the United Kingdom, provides reinsurance and insurance to worldwide property and casualty markets and reinsurance to life insurers. Everest Reinsurance Company (Ireland), Limited provides reinsurance to non-life insurers in Europe. Everest National Insurance Company and Everest Security Insurance Company provide property and casualty insurance to policyholders in the U.S. Everest Indemnity Insurance Company offers excess and surplus lines insurance in the U.S. Additional information on Everest Re Group companies can be found at the Group’s web site at www.everestre.com.

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